Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1 212 506 5000 orrick.com

July 15, 2024

VIA EDGAR

Ms. Rolaine Bancroft, Esq.

Chief, Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WF Card Funding, LLC
WF Card Issuance Trust
Amendment No. 1 to Registration Statement on Form SF-3
Filed July 15, 2024
File Nos. 333-279409 and 333-279409-01

Dear Ms. Bancroft:

We are pleased to file Amendment No. 1 to the Registration Statement on Form SF-3 (“Amendment No. 1”) on behalf of WF Card Funding, LLC (the “Registrant”), as depositor to the WF Card Issuance Trust (the “Trust” or “Issuing Entity”). We have reviewed your letter dated June 12, 2024 (the “Comment Letter”) providing comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s Registration Statement on Form SF-3 filed with the Commission on May 15, 2024 (the “Registration Statement”). The Registrant’s responses to the Staff’s comments are set forth below. Capitalized terms used in this letter without definition have the meanings given to those terms in the form of prospectus contained in Amendment No. 1. References to “we,” “us,” “our” and other similar pronouns in this letter refer to the Registrant, or to the Registrant and its affiliated transaction participants, as applicable.

For your convenience, a copy of each Staff comment is included below in bold-face font, followed by the Registrant’s response.

Ms. Rolaine Bancroft, Esq. Securities and Exchange Commission July 15, 2024 Page 2

Registration Statement on Form SF-3

General

Comment 1:

Please confirm that the depositor or any issuing entity previously established, directly, or indirectly, by the depositor or any affiliate of the depositor has been current and timely with the Exchange Act reporting during the last twelve months with respect to the asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Please also provide the CIK for any affiliate, including any issuing entities, of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

We supplementally confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely in its Exchange Act reporting during the last twelve months with respect to asset-backed securities (“ABS”) involving the same asset class as the asset class underlying the transactions to be registered pursuant to the Registration Statement, as contemplated by General Instruction I.A.2 to Form SF-3. In addition, we supplementally confirm that no affiliate of the depositor, including any issuing entity (other than the issuing entity described in the Registration Statement), has offered a class of ABS involving the same asset class as the asset class underlying the transactions to be registered pursuant to the Registration Statement.

Application of Collections of Finance Charges and Principal Payments, page 42

Comment 2:

We note that collections will be applied to “WF Card Series,” “Other Series of Notes, if any,” and “Funding (Holder of the Transferor Interest).” However, the charts on page 43 end the flow of funds at “Remainder to Issuing Entity.” Please revise the chart on page 43 to clarify whether the reference to “Remainder to Issuing Entity” includes “Other Series of Notes, if any,” “Funding” or something else.

Response:

As the Staff notes in Comment 2, the chart appearing on page 42 under the caption “Prospectus Summary—Allocation of Collections of Finance Charges and Principal Payments Received by WFBNA as Servicer” indicates that such collections will be allocated (i) to WFCardSeries (for application as WFCardSeries Available Funds and WFCardSeries Available Principal Amounts), (ii) to other series of notes, if any, and (iii) to Funding, as the holder of the Transferor Interest. The charts appearing on page 43 are focused exclusively on the application of WFCardSeries Available Funds and WFCardSeries Available Principal Amounts, respectively (i.e., the collections allocated to the WFCardSeries, as illustrated in the chart on the page 42).

Ms. Rolaine Bancroft, Esq. Securities and Exchange Commission July 15, 2024 Page 3

As indicated in the charts on page 43, to the extent that Available Funds and Available Principal Amounts allocated to the WFCardSeries are available after all required applications of such amounts to the WFCardSeries, these unused Available Funds and unused Available Principal Amounts, called Shared Excess Available Funds and Shared Excess Available Principal Amounts, respectively, will be applied to cover shortfalls in available funds and available principal amounts for other series of notes in Excess Available Funds Group One and Excess Available Principal Amount Group One, respectively. As indicated in the charts, any remaining amounts are distributed to the issuing entity. The trust agreement establishing the issuing entity provides that all funds received by the issuing entity will be distributed to, or at the direction of, Funding, as sole beneficiary of the issuing entity.

We have revised each of these charts (and, in the case of the chart on page 42, the related caption) to clarify what we have described above.

WF CardSeries Required Subordinated Amount, page 45

Comment 3:

We note in the second paragraph that “the issuing entity may change the RSA and the related percentages for any tranche of notes at any time.” We also note that the related percentages of outstanding classes are stipulated in section 2.02 of the Indenture. In an appropriate section, please revise to describe how noteholders will be notified of any changes. Refer to Item 1111(g)(12) of Regulation AB.

Response:

The discussion under “The Indenture—Reports” in the form of prospectus indicates that monthly reports containing information on the notes and the collateral securing the notes will be filed with the SEC under cover of distribution reports on Form 10-D. We have revised this disclosure to clarify that any such monthly report or the related Form 10-D will contain, among other things, any change in the RSA or the related percentages for any tranche of notes for the related month. We have also revised the disclosure under “Prospectus Summary— WFCardSeries Required Subordinated Amount” and “The Indenture—Required Subordinated Amounts” in the form of prospectus to include this same clarifying disclosure and, in each case, we have added a cross-reference to the discussion under “The Indenture—Reports.”

Risk Factors

Other Legal and Regulatory Risks, page 60

Comment 4:	We note the disclosure that the “Supreme Court is likely to rule on the constitutionality of the CFPB’s funding structure by the end of June.

Ms. Rolaine Bancroft, Esq. Securities and Exchange Commission July 15, 2024 Page 4

Depending on how the Supreme Court rules on that question, the court in the late fee litigation may need to address the bases for a preliminary injunction that were previously not addressed in order to determine if the preliminary injunction should remain in effect.” Please revise to reflect the Supreme Court’s ruling on the constitutionality of the CFPB’s funding structure.

Response:	We have revised the disclosure referenced in Comment 4 in light of events related to the late fee litigation that have occurred since the Registration Statement was initially filed.

Use of Proceeds, page 88

Comment 5:

We note the disclosure that the net proceeds from the sale of each series will be paid to Funding. Please revise to clarify whether any of the proceeds from the offering will be used by the issuing entity or if all net proceeds will be paid directly to Funding to use for its own purposes. If issuing entity will use a portion of the proceeds, revise to disclose how the issuing entity intends to use the proceeds, including the approximate amount intended to be used for each such purpose. Refer to Item 504 of Regulation S-K. If the issuing entity will not use any of the proceeds, revise to clarify whether the payment of net proceeds directly to Funding will result in a reduction of the Transferor’s Interest.

Response:

We have revised the disclosure referenced in Comment 5 to clarify that all net proceeds will be paid directly to Funding and that none of the net proceeds will be paid to, or used by, the issuing entity. We have also expanded this disclosure to clarify that Funding’s use of such proceeds to increase the aggregate nominal liquidation amount of the notes will result in a corresponding decrease in the amount of the Transferor Interest.

The Receivables, page 171

Comment 6:

We note that the receivables held by the issuing entity may include receivables that are contractually delinquent. Please revise to clarify whether any receivables at the time of transfer to the issuing entity will be delinquent. Also, confirm that delinquent assets will be limited to less than 20% of the asset pool. See General Instruction I.B.1(e) of Form SF-3.

Response:	We have revised the disclosure under “The Transfer Agreement—The Receivables” to make the clarification requested in Comment 6.

As indicated in Comment 6, General Instruction I.B.1.(e) to Form SF-3 provides that delinquent assets may not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Instruction 1.b to Item

Ms. Rolaine Bancroft, Esq. Securities and Exchange Commission July 15, 2024 Page 5

1101(c) of Regulation AB indicates that, in the case of master trusts, this “measurement date” is the date as of which delinquency and loss information is presented in the final prospectus for the related ABS transaction. The Registrant will confirm in connection with each takedown that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool on the date as of which delinquency and loss information is presented in the final prospectus for the related ABS transaction.

Annex I

Review of Receivables in the Trust Portfolio, page 14

Comment 7:

We note your disclosure on page 11 that “Funding may add additional receivables to the issuing entity at any time without limitation, provided the receivables are eligible receivables.” Please revise here to confirm that you will perform a review of receivables that are added to the pool and whether the review will be the same or different than the one described in this section.

Response:

Rule 193 under the Securities Act requires that issuers registering the offer and sale of ABS perform a review of the assets underlying the ABS and disclose the nature, findings and conclusions of that review in the related prospectus. The rule specifies that, at a minimum, such review must be designed and effected to provide reasonable assurance that the disclosure regarding the pool assets in the prospectus is accurate in all material respects. As disclosed under “Annex I: Review of Receivables in the Trust Portfolio,” the review performed by Funding encompasses receivables comprising the Trust Portfolio as of the dates set forth in the prospectus. The review, therefore, encompasses receivables arising in additional accounts designated to the Trust Portfolio on or prior to such dates.

In response to Comment 7, we have revised the disclosure under “Annex I: Review of Receivables in the Trust Portfolio” to disclose more explicitly that the Rule 193 review encompasses receivables comprising the Trust Portfolio as of the dates set forth in the prospectus, which includes receivables arising in additional accounts designated to the Trust Portfolio on or prior to such dates. The Rule 193 review for receivables arising in additional accounts will, therefore, be the same as is described under this caption.

Exhibit 5.1 Legal Opinion, page 1

Comment 8:	We note your legal opinion is limited to New York and Federal law. Please revise to also provide an opinion that covers Delaware law.

Response:	We understand that the Staff of the SEC’s Division of Corporation Finance (the “Division”) takes the view that an opinion that a debt security is a binding

Ms. Rolaine Bancroft, Esq. Securities and Exchange Commission July 15, 2024 Page 6

obligation of the issuer necessarily encompasses the opinion that the issuer is validly existing, has the power to create the obligation, and has taken the required steps to authorize entering into the obligation. We also understand that the Staff of the Division takes the view that, in order to comply with all applicable requirements, counsel should provide an opinion that the issuer is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. See “Legality and Tax Opinions in Registered Offerings: Staff Legal Bulletin No. 19 (CF),” October 14, 2011 (“SLB 19”).

We agree that an opinion that a debt security is a binding obligation of the issuer is predicated on the view that the issuer `is validly existing, has the power to create the obligation, and has taken the required steps to authorize entering into the obligation. Accordingly, while counsel must consider the law of the jurisdiction under which the issuer is organized in order to provide the binding obligation opinion, we believe that an existence, power, and authority opinion should be required to comply with applicable requirements only where primary counsel’s binding obligation opinion includes assumptions as to existence, power, and authority under the law of the jurisdiction of organization, because it is only in that case that a binding obligation opinion may be viewed as “assuming away” the legal issue that is the subject of that opinion.

We note that primary counsel’s binding obligation opinion filed as Exhibit 5.1 to the initial Registration Statement does not include such assumptions and so, in our view, that binding obligation opinion is unqualified and should be viewed as satisfying all applicable requirements without the need to also file an existence, power, and authority opinion. Nevertheless, in order to resolve the comment consistent with the Staff’s view, we have filed as an exhibit to Amendment No. 1 an existence, power, and authority opinion from local counsel to the issuer that addresses these matters under relevant Delaware law. And, consequently, we have revised primary counsel’s binding obligation opinion to include assumptions as to existence, power, and authority, as contemplated by SLB 19. We have also revised the discussion under “Legal Matters” in the form of prospectus to name both primary counsel and local counsel as having passed upon certain legal matters relating to the issuance of the notes and filed related consents.

Ms. Rolaine Bancroft, Esq. Securities and Exchange Commission July 15, 2024 Page 7

We believe the Registrant’s response addresses each of the Staff’s comments. If you have any questions or comments regarding this response, please do not hesitate to contact me at (202) 339-8456 or my partner, Mitchell Naumoff, at (202) 339-8412.

Sincerely,

/s/ Michael Mitchell

Michael Mitchell

Enclosures

cc:	Shalini Shah, Esq.

Office of Structured Finance, Division of Corporation Finance

Securities and Exchange Commission

Jeff Blake, Esq.

Assistant General Counsel

Wells Fargo & Company

Mitch Naumoff, Esq.

Orrick, Herrington & Sutcliffe LLP